UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 22, 2008
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated April 22, 2008, reporting the Corporation's results of operations for the quarter ended March 31, 2008.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1 Press release issued by Kimberly-Clark Corporation on April 22, 2008.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: April 22, 2008   By: <u>/s/ Mark A. Buthman</u>
                                       Mark A. Buthman
                                       Senior Vice President and
                                       Chief Financial Officer

EXHIBIT INDEX

99.1   Press release issued by Kimberly-Clark Corporation on April 22, 2008.

David J. Dickson
972-281-1481
ddickson@kcc.com

KIMBERLY-CLARK ANNOUNCES FIRST QUARTER 2008 RESULTS

1Q Net Sales Increased Approximately 10 Percent to a Record $4.8 Billion in 2008; GAAP-Basis EPS Were $1.04 vs. $0.98 in 2007

Adjusted EPS Rose 5 Percent to $1.08, In Line With Previous Guidance for the Quarter

Company Reaffirms Adjusted EPS Guidance of $4.45 to $4.60 for the Full Year of 2008

DALLAS, April 22, 2008—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the first quarter of 2008 advanced 9.7 percent to $4.8 billion, a new quarterly record. Chief among the highlights, sales in developing and emerging markets climbed 22 percent, with particular strength in the Personal Care and K-C Professional businesses. Overall, organic sales growth exceeded 5 percent, driven primarily by increased sales volumes and higher net selling prices. Changes in currency exchange rates also benefited sales by more than 4 percent.

Diluted net income per share was $1.04 compared with $0.98 in the prior year. Adjusted earnings in the first quarter of 2008 were $1.08 per share, up 5 percent from $1.03 per share in 2007 and in line with the company's previous guidance range of $1.05 to $1.08 per share. The top-line growth, along with continued success in reducing costs, helped the company deliver improved results despite approximately $160 million of cost inflation and a $22 million rise in strategic marketing spending. A lower share count, partially offset by a related increase in interest expense, also contributed to the increase in adjusted earnings per share versus the year-ago period.

Adjusted earnings exclude charges for strategic cost reductions to streamline the company's operations in both years and certain incremental implementation costs related to the strategic cost reduction plan in 2007. Further information about adjusted earnings and other non-GAAP financial measures is provided in a separate section of this news release.

Chairman and Chief Executive Officer Thomas J. Falk said, "We're off to a good start in 2008, with results on plan in the first quarter in the face of unrelenting inflationary pressures. Our Personal Care business continued to perform at a high level. Top-line growth was a robust 14 percent and the bottom-line expanded at an even faster pace, as our teams delivered double-digit operating profit gains in every region of the world. I'm also encouraged that overall net selling prices increased by nearly 2 percent during the quarter. Improving revenue realization is a key focus for us in order to improve margins, particularly in the Consumer Tissue and K-C Professional businesses, which have been hardest hit by inflation. Meanwhile, we continued to do the right things for the long-term health of our business, driving costs out of the system and stepping up marketing support for our brands. During the quarter, we also made good use of our cash, boosting the dividend by more than 9 percent and buying back about $200 million of KMB stock."

Review of first quarter sales

The first quarter sales growth of 9.7 percent reflected increased sales volumes of nearly 3 percent, higher net selling prices of about 2 percent and favorable product mix of approximately 1 percent. As noted above, stronger foreign currencies boosted sales by more than 4 percent.

Sales of **personal care** products climbed 13.8 percent in the first quarter. Sales volumes rose 7 percent, while net selling prices and product mix both improved about 1 percent and currency effects added approximately 5 percent to sales.

Personal care sales in North America went up about 6 percent compared with the first quarter of 2007, driven by increased sales volumes and net selling prices, up approximately 4 percent and 2 percent, respectively. Sales volumes improved across most categories, paced by double-digit growth for the company's Depend and Poise incontinence care brands and mid-single digit growth for Huggies baby wipes. In diapers and child care, sales volumes rose about 2 percent in comparison to strong increases in the year-ago quarter. Child care volumes benefited from continued growth in higher-margin, super premium GoodNites Sleep Boxers and Sleep Shorts. Selling prices were higher primarily as a result of price increases for diaper and child care products implemented during the first quarter in the U.S.

In Europe, personal care sales were up 8 percent in the quarter, as favorable currency effects boosted sales by about 11 percent. Increased sales volumes of 1 percent were more than offset by a 3 percent decline in net selling prices and slightly lower product mix. The volume gain reflects higher sales of Huggies diapers and baby wipes, Pull-Ups training pants and DryNites youth pants across the region. However, competitive promotional activity in diapers affected net selling prices and also contributed to a 2 percent decline in sales volumes of Huggies diapers in the company's four core markets – U.K., France, Italy and Spain.

In developing and emerging markets (D&E), personal care sales jumped nearly 26 percent, as the company is benefiting from strong product and customer programs in rapidly growing markets. Sales volumes increased more than 13 percent and the mix of products sold improved about 3 percent, while net selling prices also went up 2 percent. Stronger foreign currencies benefited sales by approximately 8 percent. The growth in sales volumes was broad-based, with particular strength throughout most of Latin America and in South Korea, China, Russia, Turkey and Vietnam.

Sales of **consumer tissue** products were 7.1 percent above the first quarter of 2007. Although overall sales volumes declined 1 percent versus the prior year, net selling prices and product mix improved by 3 percent and 1 percent, respectively, and favorable currency exchange rates benefited sales by 4 percent.

In North America, sales of consumer tissue products rose slightly in the first quarter, as an increase in net selling prices of more than 2 percent and favorable product mix of 1 percent were mostly offset by a 3 percent decline in sales volumes. The decrease in sales volumes was driven primarily by the company's decision to shed certain low margin business as a part of the company's overall focus on improving revenue realization and to support continued growth of Scott bathroom tissue and other higher-margin offerings. Sales volumes of Kleenex facial tissue were essentially even with the year-ago quarter, as the cold and flu season recovered from the weakness experienced in the fourth quarter of last year. The increase in net selling prices includes the benefit from price increases for bathroom tissue and paper towels in the U.S. that were successfully implemented mid-quarter.

In Europe, consumer tissue sales rose about 13 percent. Currency exchange rates strengthened by an average of almost 9 percent, accounting for a majority of the increase. Sales volumes were up approximately 6 percent, on higher sales of Kleenex facial tissue and Andrex bathroom tissue, partially offset by declines of 1 percent each in net selling prices and product mix.

Consumer tissue sales in developing and emerging markets rose approximately 16 percent. Net selling prices and product mix improved 8 percent and 1 percent, respectively, while sales volumes were down more than 2 percent. This reflects the company's strategy to raise prices in response to higher raw materials costs and to shift mix to more differentiated, higher-margin products. Favorable currency effects added about 9 percent to sales.

Sales of **K-C Professional (KCP) & other** products advanced 9.1 percent compared with the year-ago quarter. Sales volumes and net selling prices both were approximately 2 percent better than the prior year, while changes in foreign currency rates benefited sales by about 5 percent. KCP continued to post strong sales volume gains in Latin America and volumes were up 2 percent in North America and 4 percent in Europe, reflecting continued growth of the Kleenex, Scott and Cottonelle washroom brands and Kimtech and WypAll wiper products. Net selling prices were higher in every region around the world as a result of increases implemented over the past year.

Sales of **health care** products decreased 1.6 percent in the first quarter. Net selling prices declined by approximately 2 percent and sales volumes and product mix were both lower by about 1 percent, partially offset by currency benefits of 2 percent. The volume and price declines were mainly attributable to competitive conditions affecting surgical supplies in North America, along with lower demand for face masks globally due to avian flu preparedness in 2007. Meanwhile, sales of higher-margin medical devices, particularly Ballard respiratory catheters, continued to generate solid improvement.

Other first quarter operating results

Operating profit was $664 million in the first quarter of 2008, compared with $616 million in 2007. Excluding net charges for the company's strategic cost reduction plan in both years and related implementation costs in 2007, adjusted operating profit for the quarter increased 3 percent to $688 million from $669 million in the prior year. Top-line growth, along with FORCE (Focused On Reducing Costs Everywhere) cost savings of about $24 million and strategic cost reductions of $28 million enabled the company to more than offset approximately $160 million of cost inflation. The inflationary increases were driven primarily by higher fiber costs, up $70 million versus the first quarter of 2007, and more than $55 million for raw materials other than fiber, including nonwovens and other oil-based materials, along with about $20 million of higher energy costs and approximately $15 million in distribution costs. Marketing, research and general expenses in the first quarter reflect the higher level of marketing spending, as well as increased expenses to support growth in developing and emerging markets and to further build capabilities in key areas such as customer development.

Interest expense for the quarter increased approximately $24 million from the prior year, mainly as a result of new long-term debt issued to fund the company's $2.0 billion accelerated share repurchase program in July, 2007.

The company's effective tax rate in the first quarter was 27.5 percent in 2008 and 20.6 percent in 2007. Excluding the effects of charges for the company's strategic cost reduction plan in both years, as well as related implementation costs and net effects from synthetic fuel partnerships in 2007, the adjusted effective tax rate for the quarter was 27.7 percent in 2008 compared with 28.3 percent in 2007. The net effect of synthetic fuel partnership activities was a benefit of approximately $7 million in the first quarter of 2007. Synthetic fuel produced by the partnerships was eligible for tax credits through the end of 2007, at which time the law giving rise to the tax benefits expired. The partnerships will be dissolved during 2008 at no cost to the company. Reconciliations of the above effective tax rate calculations are provided in a separate section of this news release.

Kimberly-Clark's share of net income of equity companies in the first quarter decreased to about $43 million from $45 million in 2007, due mainly to lower net income at Kimberly-Clark de Mexico, S.A.B. de C.V., where sales growth of about 9 percent was more than offset by significantly higher raw materials costs and an increase in the effective tax rate.

Minority owners' share of subsidiaries' net income was approximately $36 million in the first quarter of 2008 compared with almost $25 million in the prior year. The increase was mainly attributable to minority owners' share of increased earnings at majority-owned subsidiaries in Latin America, Asia and the Middle East.

Competitive improvement initiatives – update on strategic cost reduction plan

The company's strategic cost reduction plan is part of a comprehensive, multi-year effort announced in July 2005 to further improve Kimberly-Clark's competitive position. The plan calls for streamlining manufacturing and administrative operations primarily in North America and Europe, with expected annual savings of at least $350 million by 2009. These cost savings are allowing the company to invest in targeted growth opportunities and in key capabilities, including innovation, marketing and customer development.

During the first quarter, the company continued to successfully execute planned cost reduction activities, the most significant of which involved consolidating infant and child care operations in North America, improving the cost structure in Health Care and streamlining administrative operations in North America and Europe. Savings for the first quarter totaled approximately $28 million, consistent with the company's plan to reduce costs by $75 to $100 million for the full year.

To date, employees have been notified about workforce reductions and other actions at all 23 facilities slated for sale, closure or streamlining as part of the cost reduction plan. In addition, pretax charges of $844 million (about $590 million after tax), or approximately 95 percent of the plan's expected cost, have now been incurred. The company estimates cumulative charges for implementing the plan, through its completion in 2008, will total $880 to $910 million ($610 to $630 million after tax), of which approximately 35 percent is expected to be paid in cash.

Cash flow and balance sheet

Cash provided by operations in the first quarter decreased to $426 million from $525 million in 2007, primarily because of an increased investment in working capital. Capital spending for the quarter was $221 million in 2008 compared with $282 million in the prior year. The company still expects capital spending in 2008 will be in a range of $850 to $950 million.

During the first quarter, the company repurchased approximately 3.1 million shares of its common stock at a cost of about $200 million, in line with the company's target to repurchase $800 million to $1 billion worth of its shares in 2008.

At March 31, 2008, total debt and redeemable preferred securities was $6.7 billion compared with $6.5 billion at the end of 2007.

Outlook

Commenting on the outlook, Falk said, "Our Global Business Plan is creating sustainable growth and we are confident that we will continue to execute the Plan well and deliver on our commitments going forward. Building on the momentum of our first quarter performance, we expect solid growth in organic sales over the balance of the year. Favorable currency effects, at current rates of exchange, should also benefit sales comparisons. However, we anticipate inflation will continue to put pressure on our margins, particularly in light of recent increases in fiber and oil costs. Nonetheless, we expect to generate good bottom-line improvement for the full year, as we focus on improving revenue realization and reducing costs. Meanwhile, we plan to continue to support our growth and further strengthen our competitive position with higher levels of spending for strategic marketing and customer development.

"Overall, we remain comfortable that our results in 2008 will be in line with the long-term objectives of our Plan. Specifically, we expect adjusted earnings per share in 2008 will be in a range of $4.45 to

$4.60 per share, up 5 to 8 percent from $4.25 per share last year.

"As for the second quarter, we expect adjusted earnings per share will be in a range of $1.08 to $1.11. This will represent growth of 4 to 7 percent compared with $1.04 per share in 2007, even though we're projecting an increase in the effective income tax rate versus both last year and the first quarter of this year equivalent to several cents per share."

Non-GAAP financial measures

This press release and the accompanying tables include the following financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures:

- adjusted earnings and earnings per share
- adjusted operating profit
- adjusted effective tax rate

These non-GAAP financial measures exclude certain items that are included in the company's earnings, earnings per share, operating profit and effective tax rate calculated in accordance with GAAP. A detailed explanation of each of the adjustments to the comparable GAAP financial measures is given below. In accordance with the requirements of SEC Regulation G, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Additionally, the Management Development and Compensation Committee of the company's Board of Directors uses these non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations and for understanding the company's effective tax rate. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing the non-GAAP financial measures, together with the reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations, as well as assisting investors in evaluating how well the company is executing the material changes to our enterprise contemplated by the strategic cost reduction plan. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

We calculate adjusted earnings, adjusted earnings per share, adjusted operating profit and adjusted effective tax rate by excluding from the comparable GAAP measure (i) charges related to our strategic cost reduction plan for streamlining the company's operations, (ii) certain incremental implementation costs relating to our strategic cost reduction plan, and (iii) the net effect of the company's investment in synthetic fuel partnerships on the company's effective tax rate. Each of these adjustments and the basis for such adjustments are described below:

- *Strategic cost reduction plan.* In July 2005, the company authorized a strategic cost reduction plan aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reduction plan commenced in the third quarter of 2005 and is expected to be substantially completed by December 31, 2008. At the time we announced the plan, we advised investors that we would report our earnings, earnings per share and operating profit excluding the strategic cost reduction plan charges so that investors could compare our operating results without the plan charges from period to period and could assess our progress in implementing the plan. Management does not consider these charges to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes these charges when making decisions to allocate resources among its business units.

- *Implementation costs.* In connection with our strategic cost reduction plan, the company has incurred incremental implementation costs related to the transfer of certain administrative processes to third party providers. These costs were incurred primarily in the first six months of 2007. Management excludes these implementation costs from our earnings from ongoing operations for purposes of evaluating the performance of our business units and their managers and to exclude these costs when making decisions to allocate resources among its business units.

- *Adjusted effective tax rate.* In the analysis of its effective tax rate, the company excludes the effects of charges for the strategic cost reduction plan and related implementation costs, as well as net effects from the company's investment in synthetic fuel partnerships. We believe that adjusting for these items provides improved insight into the tax effects of our ongoing business operations.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and they may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as supplements to the GAAP measures and by providing the reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 136-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including new product introductions, cost savings, changes in finished product selling prices, anticipated costs and benefits related to the strategic cost reduction plan, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2007 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

	Three Months Ended March 31		
	2008	2007	Change
Net Sales	$ 4,812.7	$ 4,385.3	+ 9.7%
Cost of products sold	3,357.0	3,033.0	+ 10.7%
Gross Profit	1,455.7	1,352.3	+ 7.6%
Marketing, research and general expenses	798.4	732.6	+ 9.0%
Other (income) and expense, net	(6.8)	3.6	N.M.
Operating Profit	664.1	616.1	+ 7.8%
Nonoperating expense	-	(27.6)	N.M.
Interest income	8.3	6.6	+ 25.8%
Interest expense	(74.7)	(50.9)	+ 46.8%
Income Before Income Taxes and Equity Interests	597.7	544.2	+ 9.8%
Provision for income taxes	(164.6)	(112.1)	+ 46.8%
Income Before Equity Interests	433.1	432.1	+ 0.2%
Share of net income of equity companies	43.4	45.0	- 3.6%
Minority owners' share of subsidiaries' net income	(35.6)	(25.1)	+ 41.8%
Net Income	$ 440.9	$ 452.0	- 2.5 %
Net Income Per Share Basis - Diluted	$ 1.04	$ .98	+ 6.1%

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

Notes:

1. Charges for the Strategic Cost Reductions are included in the Consolidated Income Statement as follows:

	Three Months Ended March 31	
	2008	2007
Cost of products sold	$ 11.8	$ 41.8
Marketing, research and general expenses	11.3	8.1
Other (income) and expense, net	.7	(9.3)
Provision for income taxes	(7.7)	(25.6)
Net Charges	$ 16.1	$ 15.0

In addition, charges of $12.2 million ($7.7 million after tax) in 2007 for the related implementation costs are included in marketing, research and general expenses.

2. Other Information:

	Three Months Ended March 31	
	2008	2007
Cash Dividends Declared Per Share	$ .58	$ .53

	March 31	
Common Shares (Millions)	2008	2007
Outstanding, as of	419.1	455.3
Average Diluted for:		
Three Months Ended	423.0	459.9

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	March 31 2008	December 31 2007
Cash and cash equivalents	$ 524.7	$ 472.7
Accounts receivable, net	2,606.8	2,560.6
Inventories	2,612.6	2,443.8
Total assets	18,912.4	18,439.7
Accounts payable	1,737.2	1,768.3
Debt payable within one year	1,282.4	1,097.9
Total current liabilities	5,040.1	4,928.6
Long-term debt	4,442.6	4,393.9
Redeemable preferred securities of subsidiary	1,010.9	1,004.6
Stockholders' equity	5,568.2	5,223.7

	Three Months Ended March 31	
Preliminary Cash Flow Data:	2008	2007
Cash provided by operations	$ 425.6	$ 524.5
Cash used for investing	$ (151.1)	$ (198.1)
Cash used for financing	$ (218.8)	$ (347.8)
Depreciation and amortization	$ 199.5	$ 214.6
Capital spending	$ 221.1	$ 281.8
Cash dividends paid	$ 223.7	$ 224.1

Unaudited

- more -

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the Strategic Cost Reductions. Corporate & Other includes the costs related to the Strategic Cost Reductions.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, Kleenguard and Kimcare brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical gowns, drapes, infection control products, sterilization wrap, face masks, exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED MARCH 31
(Millions of dollars)

	Three Months Ended March 31		
	2008	2007	Change
NET SALES:			
Personal Care	$ 2,046.1	$ 1,797.6	+ 13.8%
Consumer Tissue	1,707.0	1,593.1	+ 7.1%
K-C Professional & Other	761.0	697.4	+ 9.1%
Health Care	297.9	302.7	- 1.6%
Corporate & Other	21.8	8.0	N.M.
Intersegment Sales	(21.1)	(13.5)	N.M.
Consolidated	$ 4,812.7	$ 4,385.3	+ 9.7%
OPERATING PROFIT:			
Personal Care	$ 428.2	$ 347.2	+ 23.3%
Consumer Tissue	155.5	207.1	- 24.9%
K-C Professional & Other	96.7	108.7	- 11.0%
Health Care	46.2	55.6	- 16.9%
Corporate & Other	(69.3)	(98.9)	- 29.9%
Other income and (expense), net	6.8	(3.6)	N.M.
Consolidated	$ 664.1	$ 616.1	+ 7.8%

Note: Corporate & Other and Other income and (expense), net, include the following amounts of pre-tax charges for the Strategic Cost Reductions. In 2007, Corporate & Other also includes the related implementation costs.

	Three Months Ended March 31	
	2008	2007
Corporate & Other	$ (23.1)	$ (62.1)
Other income and (expense), net	(.7)	9.3

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED MARCH 31

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

	Three Months Ended March 31, 2008				
	Total	Volume	Net Price	Mix/ Other[1]	Currency
Consolidated	9.7	3	2	1	4
Personal Care	13.8	7	1	1	5
Consumer Tissue	7.1	(1)	3	1	4
K-C Professional & Other	9.1	2	2	-	5
Health Care	(1.6)	(1)	(2)	(1)	2

[1] Mix/Other includes rounding.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

NON-GAAP RECONCILIATION SCHEDULES

The tables on the following pages present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

	Three Months Ended March 31							
	2008				2007			
	Income (Expense)		Diluted Earnings Per Share		Income (Expense)		Diluted Earnings Per Share	
Adjusted Earnings	$	457.0	$	1.08	$	474.7	$	1.03
Adjustments for:								
Strategic Cost Reduction charges		(16.1)		(.04)		(15.0)		(.03)
Implementation costs		-		-		(7.7)		(.02)
Net Income	$	440.9	$	1.04	$	452.0	$	.98

OPERATING PROFIT SUMMARY:

	Three Months Ended March 31			
	2008		2007	
Adjusted Operating Profit	$	687.9	$	668.9
Adjustments for:				
Strategic Cost Reduction charges		(23.8)		(40.6)
Implementation costs		-		(12.2)
Operating Profit	$	664.1	$	616.1

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars)

Effective Income Tax Rate Reconciliation – Adjustments[1] and Synthetic Fuel Partnership Activities:

	Three Months Ended March 31, 2008	
	As Reported	Excluding Adjustments[1]
Income Before Income Taxes	$ 597.7	$ 621.5
Provision for Income Taxes	164.6	172.3
Effective Income Tax Rate	27.5%	
Adjusted Effective Income Tax Rate		27.7%

	Three Months Ended March 31, 2007			
			Synthetic Fuels	
	As Reported	Excluding Adjustments[1]	Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 544.2	$ 597.0	$ (27.6)	$ 624.6
Provision for Income Taxes	112.1	142.2	(34.7)	176.9
Net Synthetic Fuel Benefit			$ 7.1	
Effective Income Tax Rate	20.6%			
Adjusted Effective Income Tax Rate		23.8%		28.3%

[1] Charges for Strategic Cost Reductions in 2008 and Strategic Cost Reductions and related implementation costs in 2007.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31

OUTLOOK FOR 2008

Estimated Full-Year 2008 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 4.45	- $ 4.60
Strategic Cost Reductions	(.13)	- (.09)
Earnings Per Share - Diluted	$ 4.32	- $ 4.51

Estimated Second Quarter 2008 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 1.08	- $ 1.11
Strategic Cost Reductions	(.03)	- (.02)
Earnings Per Share - Diluted	$ 1.05	- $ 1.09

Investor Relations contacts: Mike Masseth, 972-281-1478, mmasseth@kcc.com
Paul Alexander, 972-281-1440, palexand@kcc.com
Media Relations contact: Dave Dickson, 972-281-1481, ddickson@kcc.com

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